WADE FUND, INC.
                     5100 Poplar Avenue
                         Suite 2224
                     Memphis, TN 38137


                        May 7, 2002

Brian R. Thompson, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Room 5506
Washington, D.C. 20549

Re:  Wade Fund, Inc.
     Registration Statement on Form N-1A

Dear Mr. Thompson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Wade Fund, Inc. (the "Fund") hereby seeks to withdraw the Registration Statement filed on Form N-1A on May 1, 2002, SEC file number 333-87366 and accession number
0001167562-02-000002. The Fund wishes to withdraw the Registration Statement because it contained an EDGAR tag improperly identifying it as an N-1A filing, instead of an EDGAR tag identifying it as a 485BPOS filing.

No securities were issued or sold pursuant to the Registration Statement.

                                        Sincerely,


                                        Maury Wade
                                        President